September 26, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Post Holdings, Inc. Registration Statement on Form 10
Ladies and Gentlemen:
     Post Holdings, Inc. (“Post”), a wholly-owned subsidiary of Ralcorp Holdings, Inc. (“Ralcorp”), is concurrently filing a Registration Statement on Form 10 (the “Form 10”) relating to its common stock and associated preferred stock purchase rights, to be distributed by Ralcorp pro rata to Ralcorp’s shareholders.
     The Form 10 incorporates by reference certain information from the Preliminary Information Statement (the “Information Statement”), filed as Exhibit 99.1. Among other things, the Information Statement contains (1) audited combined statements of earnings, cash flows, and Ralcorp equity and comprehensive income of the Post Cereals Business for the nine months ended June 30, 2011 and for the fiscal years ended September 30, 2010 and 2009; (2) unaudited combined statements of earnings and cash flows of the Post Cereals Business for the nine months ended June 30, 2010; and (3) audited combined balance sheets of the Post Cereals Business as of June 30, 2011 and September 30, 2010. This approach is consistent with that discussed with Office of the Chief Accountant of the Division of Corporation Finance, as reflected in a letter from the Associate Chief Accountant dated July 27, 2011, informing Ralcorp that the staff would not object to such approach. We would be happy to furnish a copy of the correspondence upon request.
     If you have any questions regarding the Form 10 or Information Statement, please contact the undersigned by telephone at (314) 877-7125 or by fax at (314) 877-7748.
Respectfully submitted,
/s/ Gregory A. Billhartz
Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Leslie A. Overton, Securities and Exchange Commission